Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 5, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark Cowan

Re:	General Government Securities Money Market Funds, Inc. (File Nos.: 2-77207 and 811-03456)

Ladies and Gentlemen:

On behalf of the above referenced registrant (the "Registrant"), on or about December 13, 2019, the Registrant plans to file with the Securities and Exchange Commission (the "Commission"), pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 65 (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendment No. 64 (the "485(a) Amendment") to the Registration Statement filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on October 15, 2019 for the purpose of registering a new class of shares of General Government Securities Money Market Fund (the "Fund").

This letter is being filed to respond to comments of the staff (the "Staff") of the Commission with respect to the 485(a) Amendment that were provided to the undersigned by Mark Cowan of the Staff on November 22, 2019. The Amendment is being filed in order to respond to these comments, complete previously incomplete portions of the filing, and make certain other non-material revisions. The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the version filed as part of the 485(a) Amendment.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

General

1.	Staff Comment: Please confirm supplementally that the purpose of the filing was to register a new share class – Brex Shares.

Response: We confirm that the purpose of the filing is to register a new share class for the Fund, Brex Shares.

2.	Staff Comment: Reflect the ticker symbol in the filing and on EDGAR, if necessary.

Response: The ticker symbol will be reflected in the Amendment and on EDGAR.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Prospectus

Fund Summary — Fees and Expenses

3.	Staff Comment: Please add, if applicable, that the shares of the Fund are available in other share classes that have different fees and expenses.

Response: Brex shares will be available only to clients of Brex Inc. and its affiliates. Accordingly, we do not believe the requested language is applicable to under Fees and Expenses. Please note, however, disclosure under Shareholder Guide - Buying and Selling Shares which states as follows (language to be added in the Amendment is highlighted): "The fund offers other classes of shares that have different fees and expenses, which are described in separate prospectuses. Brex Inc. and its affiliates determine which class of shares is suitable for their clients." In addition, as noted in the response to comment 6 below, similar disclosure will be included in Fund Summary — Performance.

4.	Staff Comment: Please include a completed fee table in correspondence at least five days prior to going effective.

Response: A completed fee table is provided below and will be reflected in the Amendment.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

		Brex Shares
Management fees		0.50
Distribution (12b-1) fees		0.25
Other expenses:
Administrative services fee	0.15
Shareholder services fee	0.25
Miscellaneous other expenses*	0.06
Total other expenses		0.46
Total annual fund operating expenses		1.21

* Miscellaneous other expenses are estimated for the current fiscal year based on the expenses of the fund's other share classes.

5.	Staff Comment: Please explain why miscellaneous other expenses are estimated. Instruction 6 to Item 3 of Form N-1A applies to "New Funds" only. Is there an expense component that is unique to this new class, which may vary according to the size of the new class?

Response: Although Instruction 6 to Item 3 of Form N-1A applies to "New Funds," the amount of certain miscellaneous other expenses will not be known at the inception of the new share class. Consequently, such expenses have been estimated for the current fiscal year based on the expenses of the Fund's Class B shares, which has the highest expenses of the Fund's currently offered share classes and is the share class used for performance and presented in the Financial Highlights.

Fund Summary—Performance

6.	Staff Comment: If the new class is more expensive than the class shown, state that because the new class has higher expenses than that of the class shown, the new class's performance will be lower than that of the class shown.

Response: The requested revision will be made in the Amendment. The following underlined language will be added to the applicable disclosure under Fund Summary—Performance: "The performance figures shown have not been adjusted to reflect applicable class fees and expenses; if such fees and expenses were reflected, the performance shown for Brex shares would have been lower."

SAI

7.	Staff Comment: Provide an auditor's consent if financial statements will be incorporated by reference.

Response: An auditor's consent will be provided in the filing.

* * * * *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments. Please direct any questions or comments to me at 212.969.3722 or rspiro@proskauer.com, or to David Stephens at 212.969.3357 or dstephens@proskauer.com.

Very truly yours,

/s/ Robert Spiro
Robert Spiro

cc:	David Stephens
James Bitetto
Jeff Prusnofsky